KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 11 – STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Units in millions; Dollars in millions except per unit amounts)

	Year Ended December 31,
	2007	2006	2005
Weighted average number of limited partners’ units on which limited partners’ net income per unit is based:
Basic	236.9	224.6	212.2
Add: Incremental units under common unit option plan and under contracts to issue units depending on the market price of the units at a future date	—	0.3	0.2
Assuming dilution	236.9	224.9	212.4

Calculation of Limited Partners’ interest in Net Income:
Income from Continuing Operations	$416.4	$989.8	$812.4
Less: General Partner’s interest in Income from Continuing Operations	(609.9)	(513.2)	(477.3)
Limited Partners’ interest in Income from Continuing Operations	(193.5)	476.6	335.1
Add: Limited Partners’ interest in Income from Discontinued Operations	172.2	14.2	(0.2)
Limited Partners’ interest in Net Income	$(21.3)	$490.8	$334.9

Basic Limited Partners’ Net Income per unit:
Income from Continuing Operations	$(0.82)	$2.12	$1.58
Income from Discontinued Operations	$0.73	$0.07	$—
Net Income	$(0.09)	$2.19	$1.58

Diluted Limited Partners’ Net Income per unit:
Income from Continuing Operations	$(0.82)	$2.12	$1.58
Income from Discontinued Operations	$0.73	$0.06	$—
Net Income	$(0.09)	$2.18	$1.58